For Immediate Release

      NEWS RELEASE

TSX: PFN  OTCBB: PAWEF  Frankfurt: P7J

Toll Free 1.800.667.1870

www.pfncapital.com

Pacific North West Capital Appoints New Corporate Secretary

January 22, 2010 Vancouver, Canada.  Pacific North West Capital Corp. ("PFN" "Company") (TSX: PFN; OTCBB: PAWEF; FSE: P7J) is pleased to announce that Linda Holmes, a Canadian/U.S. regulatory compliance consultant since 1994, and currently a director of PFN, Fire River Gold Corp. (TSX.V: FAU) and Next Gen Metals Inc. (CNSX: N), has been appointed Corporate Secretary of the Company.

Ms. Holmes has been involved in the public company venue, mainly in the mineral exploration and mining industry, since 1984, and has served as a director and/or officer to several public companies.

On behalf of the Board of Directors, shareholders and staff, we wish the best to former Corporate Secretary, Charlotte Brown, and to former Vice-President, Business Development, Dr. Greg Myers, each of whom resigned to pursue other interests.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; FSE: P7J.F) is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major and junior mining companies through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, First Nickel, Alto Ventures and it is a major shareholder of Fire River Gold Corp. (www.firerivergold.com).

Pacific North West Capital Corp. is well-funded with an experienced management team and the ability to take advantage of the tremendous under-funded opportunities that are available in the mining sector today.

Management of Pacific North West Capital plans to use their technical, financing and deal making abilities to acquire additional Platinum Group metals, base metals and precious metals projects on an international scale.  The Company is in the process of adding key technical and financial people to our management and our advisory team. Pacific North West Capital is a member of the International Metals Group (www.internationalmetalsgroup.com) of Companies.

The International Metals Group (IMG) is an organization of professionals with a wealth of experience in all aspects of the mining industry.

Our group consists of a brain bank of project acquisition, exploration and development professionals, including dedicated CEOs, geologists, engineers, corporate finance, investor relations experts, corporate management, public company administrators, and regulatory and government affairs specialists. The companies within the group are able to share resources, costs and expertise, which provides a significant advantage in comparison to individual public companies.

Further Information:  Tel: +1.604.685.1870  Fax: +1.604.685.8045

Email:  info@pfncapital.com, or visit www.pfncapital.com

2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr

President and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact our Investor Relations Department at Toll Free 1-800-667-1870.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

January 22, 2010